11017090

SEC MAIL PROCESSING RECEIVED FEB 24 2011 SECTION WASHINGTON, D.C. 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 14161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Teresa R. Cooper (513) 794-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

PETER S. WELLER
NOTARY PUBLIC
STATE OF OHIO
Expires 2/15/15
Hamilton Co. Ohio

Barbara A. Turner
Signature

President & Chief Operating Officer
Title

Peter S. Weller 2/22/11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements of The O.N. Equity Sales Company and subsidiaries (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2011

KPMG

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and subsidiaries (collectively the Companies) as of December 31, 2010 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The O.N. Equity Sales Company and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information contained in Schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The information contained in Schedule 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. The consolidating information and other supplementary information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 22, 2011

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	3,561,223
Accounts receivable, net (note 3)		363,112
Commission receivable		230,413
Prepaid state income taxes		41,536
Software, net of depreciation		1,273,008
Other assets		231,966
Total assets	$	5,701,258
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense (note 3)	$	127,566
Accounts payable and accrued expenses (note 3, note 5)		302,130
Federal income tax payable (note 2)		28,103
Deferred tax liability (note 2)		345,745
Total liabilities		803,544
Contingencies (note 5)		
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		3,507,714
Total stockholder's equity		4,897,714
Total liabilities and stockholder's equity	$	5,701,258

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Operations

Year ended December 31, 2010

Revenues:		
Sale of registered investment products/variable contracts (note 3)	$	41,156,684
Sale of general securities		4,630,930
Sale of fee-based products		363,327
Other income		17,967
Interest income		36
Total revenues		46,168,944
Expenses:		
Commissions (note 3)		39,431,750
Service contract (note 3)		1,610,065
Salary expense		2,383,575
General expenses		1,241,141
Total expenses		44,666,531
Income before income taxes		1,502,413
Income taxes (note 2):		
Current expense		423,321
Deferred expense		144,010
		567,331
Net income	$	935,082

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2009	$	336,000	1,054,000	2,572,632	3,962,632
Net income		—	—	935,082	935,082
Balance at December 31, 2010	$	336,000	1,054,000	3,507,714	4,897,714

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	935,082
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in deferred tax liability (non cash)		144,010
Increase in accounts receivable		(57,553)
Decrease in commissions receivable		84,164
Increase in other assets		(81,620)
Increase in income taxes payable		158,167
Decrease in accounts payable and accrued commissions expense		(504,390)
Net cash provided by operating activities		677,860
Cash flows from investing activities:		
Cost of software purchased		(65,502)
Net cash used in investing activities		(65,502)
Increase in cash		612,358
Cash at beginning of year		2,948,865
Cash at end of year	$	3,561,223
Federal income tax paid to The Ohio National Life Insurance Company	$	236,857

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO or the Company) and its wholly owned subsidiaries, the Ohio National Investment Management Company and the Ohio National Insurance Agency, Inc. (collectively, the Companies). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (the parent company or ONLIC), is registered as an introducing broker and dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(2)(i), which requires the Company to clear all transactions on a fully disclosed basis through another broker-dealer and handle all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers. As a result, the Company is exempt from reporting the following schedules: "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition, and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The Company earns commissions and fees from sales of variable life and annuity contracts under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's annuity products, collecting customer applications and payments, and remitting applications and payments to ONLIC. See note 3 regarding related party transactions.

Commissions and fees from the sales by registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided to the Companies (note 3).

Salary expense, professional fees, travel and entertainment, and general expenses are recognized as they are incurred by the Companies.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Software is carried at cost, net of amortization. Depreciation is computed principally using the straight-line method over the estimated useful life of the asset. When certain events or changes in operating conditions

occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Companies' only component of comprehensive income.

(2) Income Taxes

The Companies file a consolidated Federal income tax return with their parent company. The method of allocation between Companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Companies provide for Federal income taxes based on amounts they believe they will owe in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes – Recognition.* This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2010, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2010 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax expense	$	525,844	35.00%
Nondeductible expenses		4,816	0.32
State tax and interest expense, net of Federal income tax benefit		36,671	2.44
Total expense and effective rate	$	567,331	37.76%

The Companies have established a federal deferred tax asset in the amount of $78,750 and a state deferred tax asset of $2,864 as of December 31, 2010, related to contingent legal matters. In addition, the Companies have established a federal deferred tax liability of $412,361 and a state deferred tax liability of

$14,998 as of December 31, 2010, related to software amortization methods. The Companies have determined a deferred tax asset valuation allowance was not needed as of December 31, 2010.

(3) Related Party Transactions

The Companies have a service contract with their parent whereby the Companies are billed for services, office space, equipment, and materials necessary to the operation of the Companies' business. There is no assurance that these costs would be similar if the Companies had to obtain such services, office space, equipment, and materials on their own. The expenses incurred pursuant to this contract were $1,660,065 in 2010. There was no payable to ONLIC related to this service contract as of December 31, 2010.

ONESCO has a service contract with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby ONESCO receives $50,000 from ONEQ annually, related to contracting and licensing, marketing, compliance, and training support. The fees received pursuant to this contract are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ. As of December 31, 2010, the Company had no receivable from ONEQ related to this contract.

Accounts receivable consist of receivables from affiliates and nonaffiliates. ONESCO has a distribution agreement with ONEQ whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent Company. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2010, the sale of these contracts resulted in revenue from sale of variable products of $13,576,291 and commission expense of $12,311,906. The receivable due from ONLIC related to this distribution agreement was $133,075 as of December 31, 2010. In addition, ONESCO sells registered investment products and variable contracts sponsored by unaffiliated parties, resulting in revenue of $27,580,393 and commission expense of $27,119,844. The payable due related to these contracts was $1,349 as of December 31, 2010.

As of December 31, 2010, there were receivables from other affiliates of $268 related to product marketing and distribution services provided to those affiliates.

As of December 31, 2010, there were payables to ONLIC of $476 for expenses paid by ONLIC on behalf of ONESCO.

(4) Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2010, ONESCO had a minimum net capital requirement of $52,713, "aggregate indebtedness" and "net capital" of $790,698 and $2,320,383, respectively, and ratio of aggregate indebtedness to net capital of 0.34 to 1.

(5) Contingencies

The Companies are defendants in various claims and legal actions arising in the ordinary course of business. The Companies have accrued for estimated legal expenses to defend against these claims. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Companies' consolidated financial condition or results of operations.

(6) Disclosures about the Fair Value of Assets, Including Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income, and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies utilize the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*.

In January 2010, the FASB issued amended guidance under FASB Accounting Standards Update (ASU) 2010-06. This guidance requires new disclosures about recurring or nonrecurring fair value measurements, including significant transfers into and out of Level 1 and Level 2 fair value measurements, and clarified the level of disaggregation, inputs, and valuation techniques. This section of ASU 2010-06 is effective for fiscal and interim reporting periods beginning after December 15, 2009. The Companies have adopted this section of ASU 2010-06 effective January 1, 2010. The adoption of this new accounting guidance did not have an impact on the Company's consolidated financial statements as all assets, including financial instruments, are classified as Level 1 assets (see further discussion below). In addition, ASU 2010-06 also requires information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This section of ASU 2010-06 will be effective for interim and annual reporting periods beginning on January 1, 2011. The Companies do not expect the adoption of this new accounting guidance to have an impact on its consolidated financial statements.

The Companies categorize their financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Companies categorize financial assets recorded at fair value on the consolidated statement of financial condition as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The types of assets utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets utilizing Level 2 valuations generally include U.S. government securities not backed by the full faith of the government, municipal bonds, structured notes, and certain mortgage-backed securities (MBSs) and asset-backed securities (ABSs), certain corporate debt, certain private equity investments, and certain derivatives, including basis swaps and commodity total return swaps. As of December 31, 2010, the Companies had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets utilizing Level 3 valuations are certain mortgage-backed and asset-backed securities, certain corporate debt, certain private equity investments, certain mutual fund holdings, and certain derivatives. As of December 31, 2010, the Companies had no assets measured in Level 3 of the hierarchy.

The following table presents the Companies' hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(In thousands of dollars)		
Assets:				
Cash	$ 3,561,223	—	—	3,561,223
Deposits	142,276	—	—	142,276
Total assets	$ 3,703,499	—	—	3,703,499

Cash – Cash is considered Level 1 as it is the functional currency in the United States and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Companies hold cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset. The fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the Consolidated Statement of Financial Condition.

The Companies did not have assets that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) Subsequent Events

The Companies have evaluated subsequent events through February 22, 2011, the date at which the consolidated financial statements were available to be issued, and determined there are no additional items to disclose.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2010

Assets	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$ 3,230,524	158,917	171,782	—	3,561,223
Accounts receivable	360,473	1,290	1,349	—	363,112
Commission receivable	230,413	—	—	—	230,413
Investment in wholly owned subsidiaries, at equity in their net assets	322,441	—	—	(322,441)	—
Prepaid state income taxes	42,292	(1,459)	703	—	41,536
Software, net of depreciation	1,273,008	—	—	—	1,273,008
Other assets	229,261	2,705	—	—	231,966
Total assets	$ 5,688,412	161,453	173,834	(322,441)	5,701,258
Liabilities and Stockholder's Equity					
Liabilities:					
Accrued commission expense	$ 127,566	—	—	—	127,566
Accounts payable and accrued expenses	302,130	—	—	—	302,130
Federal income tax payable	15,257	5,826	7,020	—	28,103
Deferred tax liability	345,745	—	—	—	345,745
Total liabilities	790,698	5,826	7,020	—	803,544
Stockholder's equity:					
Common stock	336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital	1,054,000	108,750	—	(108,750)	1,054,000
Retained earnings	3,507,714	10,627	156,814	(167,441)	3,507,714
Total stockholder's equity	4,897,714	155,627	166,814	(322,441)	4,897,714
Total liabilities and stockholder's equity	$ 5,688,412	161,453	173,834	(322,441)	5,701,258

See accompanying report of independent registered public accounting firm.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Operations

Year ended December 31, 2010

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:					
Sale of registered investment products/variable contracts	$ 40,974,295	1,258,066	2,389,717	(3,465,394)	41,156,684
Sale of general securities	4,630,930	—	—	—	4,630,930
Sale of fee-based products	363,327	—	—	—	363,327
Other income	17,967	—	—	—	17,967
Interest income	36	—	—	—	36
Total revenues	45,986,555	1,258,066	2,389,717	(3,465,394)	46,168,944
Expenses:					
Commissions	39,431,750	1,195,163	2,270,231	(3,465,394)	39,431,750
Service contract	1,610,065	—	—	—	1,610,065
Salary expense	2,383,575	—	—	—	2,383,575
General expenses	1,223,678	7,573	9,890	—	1,241,141
Total expenses	44,649,068	1,202,736	2,280,121	(3,465,394)	44,666,531
Income before income taxes	1,337,487	55,330	109,596	—	1,502,413
Income taxes:					
Current expense	360,514	19,366	43,441	—	423,321
Deferred expense	144,010	—	—	—	144,010
	504,524	19,366	43,441	—	567,331
Net income before net income of wholly owned subsidiaries	832,963	35,964	66,155	—	935,082
Net income of wholly owned subsidiaries	102,119	—	—	(102,119)	—
Net income	$ 935,082	35,964	66,155	(102,119)	935,082

See accompanying report of independent registered public accounting firm.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2010

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	790,698
Net capital		2,320,383
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $790,698)		52,713
Net capital in excess of requirements	$	2,267,670
Ratio of aggregate indebtedness to net capital		0.3408
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		3,507,714
Total net worth		4,897,714
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		455,308
Other assets		1,882,580
Fidelity bond deductible		239,443
		2,577,331
Net capital before haircuts on securities positions		2,320,383
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	2,320,383

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2010 filed on unaudited Form X-17A-5, Part IIA on January 26, 2011.

See accompanying report of independent registered public accounting firm.